Exhibit 12.1
FORTIVE CORPORATION
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratio data)

The following table reflects the computation of the ratio of earnings to fixed charges for the periods presented (in millions, except ratio data):

	Nine Months Ended	Year Ended December 31
	September 29, 2017	2016	2015	2014	2013	2012
Fixed Charges:
Gross Interest Expense	$68.2	$49.0	$—	$—	$—	$—
Interest Element of Rental Expense	2.3	3.6	3.6	3.1	3.3	3.1
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Fixed Charges	$70.5	$52.6	$3.6	$3.1	$3.3	$3.1
Earnings Available for Fixed Charges:
Earnings Before Income Taxes	$946.2	$1,197.0	$1,269.7	$1,279.2	$1,143.2	$1,127.8
Add Fixed Charges	70.5	52.6	3.6	3.1	3.3	3.1
Interest on Unrecognized Tax Benefits	—	—	—	—	—	—
Total Earnings Available for Fixed Charges	$1,016.7	$1,249.6	$1,273.3	$1,282.3	$1,146.5	$1,130.9

Ratio of Earnings to Fixed Charges (1)	14.4	23.8	353.7	413.6	347.4	364.8

(1) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges for the periods indicated, where (1) “earnings” consist of earnings before income taxes plus fixed charges, and (2) “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on unrecognized tax benefits is included in the tax provision and is excluded from the computation of fixed charges.